UniCredit Group

SUPPL

SEC Mail
Mail Processing
Section

MAR 27 2009

Washington, DC
106

09045751

File No. 82 - 3185

Messrs.
UNITED STATES SECURITY AND
EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

Milan, March 25th, 2009

SEC Mail Processing
Section

MAR 27 2009

Washington, DC
112

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Ordinary and Extraordinary Shareholders Meeting of UniCredit S.p.A. , which will be published in the Official Gazette of the Italian Republic on March 26th , 2009.

The above Notice will be also published in the "Sole 24 Ore", "La Repubblica", (Italian edition) , in the "Financial Times" (European edition), in the "Frankfurter Allgemeine Zeitung" and in the "Wertpapier-Mitteilung" (German edition) on March 26th 2009.

With kindest regards, we remain,

Yours faithfully,

UniCredit S.p.A.
Direzione Generale

Corporate Affairs

Leo

4/2

UniCredit S.p.A

Sede Sociale
Via A. Specchi, 16
00186 Roma

Direzione Generale
Piazza Cordusio
20123 Milano

Capitale Sociale € 7.170.400.150,00 interamente versato – Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredit - Albo dei Gruppi Bancari: cod. 3135.1 - Iscrizione al Registro delle Imprese di Roma, Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

UniCredit S.p.A. - Registered Office in Rome - Via A. Specchi, 16 - Head Office in Milan – Piazza Cordusio; Registered with the Roma Courts in the Companies Register, fiscal code and VAT number 00348170101; Registered in the Register of Banking Groups and Parent Company of the UniCredit Banking Group registered with code 3135.1 - Member of the Interbank Fund for Deposit Protection Capital: € 7,170,400,150.00, fully paid up.

The shareholders of UniCredit are hereby convened to an Ordinary and Extraordinary Shareholders' Meeting to be held on 27th April 2009 at 12:00 am in Palazzo de Carolis, entrance Via A. Specchi, 16 Rome, and, if necessary, with regard to the extraordinary session, in second call, on 28th April 2009 at 12:00 am in the same location. If the necessary quorum is not reached, the Shareholders' Meeting is convened in second call for the ordinary session and in third call for the extraordinary session, **on 29th April 2009 at 10:30 am in Viale Umberto Tupini, 180 Rome**, to discuss and to resolve on the following

AGENDA (*)

Ordinary Part

1. Presentation of the financial statement as at 31 December 2008, accompained with the Directors' and Auditing Company's Reports; Board of Statutory Auditors' Report. Presentation of the consolidated financial statements;

2. Allocation of the net profit of the year;

3. Appointment of the Directors, after the determination of their number, for the financial years 2009-2011, with term in office expiring on the date of the Shareholders' Meeting called to approve the 2011 financial statements;

4. Determination of the remuneration for the Board of Directors and for the members of the Committees, for each year in office, in accordance with Clause 26 of the UniCredit's Articles of Association as well as for the Chairman of the Control Body set up pursuant to Legislative Decree 231/01;

5. Authorization for competing activities pursuant to Sect. 2390 of the Italian Civil Code;

6. Group compensation policy;

7. UniCredit Group Employee Share Ownership Plan 2009.

Extraordinary Part

1. Free capital increase pursuant to art. 2442 of the "Civil Code", by issuing n. 4.821.213.831 ordinary shares and n. 4.341.310 saving shares with unit nominal value of Euro 0,50 to be assigned to UniCredit ordinary and saving shareholders, to be executed by attribution to capital of available reserves in order to assign profits to the shareholders, and consequential amendments to the Articles of Association;
2. Amendments to Clauses 5, 8, 23 and 30 of the Articles of Association.

The Reports illustrating the topics on the agenda, together with the draft annual accounts and the consolidated financial statements for the period ending 31 December 2008, the Reports of the Board of Directors, Board of Statutory Auditors and external Audit firm, the Annual Corporate governance report and the document entitled

"Disclosure to the market concerning the UniCredit Group 2009 medium/long term Incentive Plan" prepared in compliance with Consob Issuer Regulation nr. 11971/99, will be filed by 10 April 2009 with the registered office and head office of the company, as well as with Borsa Italiana S.p.A., the company managing the stock market, and will also be posted on the company's website at www.unicreditgroup.eu. Shareholders are free to view these documents.

It should be noted that pursuant to Clause 20 of the Articles of Association of UniCredit, directors must be appointed on the basis of lists submitted by shareholders in which candidates must be listed using a progressive number.

Only those shareholders who individually or collectively with other shareholders represent at least 0.5% of share capital in the form of ordinary shares with voting rights at ordinary general meeting are entitled to submit lists.

In order to to substantiate ownership of the number of shares necessary for filing lists, shareholders must submit and/or deliver to the registered office, at the same time that lists are filed, a copy of the notice of the meeting issued by the authorised brokers holding the shares on deposit.

Each shareholder may present or contribute to presenting one list, and similarly each candidate may only be included in one list, otherwise he/she becomes ineligible.

In order to be valid, the lists submitted by shareholders must be filed at the registered office and published in at least two national newspapers, including one business newspaper, at least fifteen days prior to the date set for the first session of the Meeting, therefore by 5:00pm on 14 April 2009. Shareholders who filed lists must also file:

- the information on shareholders who filed lists with information on the total percentage of equity investment held;
- information on the personal and professional characteristics of the candidates indicated on the list (e.g. CVs and a list of administration, management and control positions held in other companies);
- a statement whereby the individual candidates irrevocably accept the position (subject to their appointment) and attest, under their responsibility, that there are no reasons for their ineligibility or incompatibility, and that they meet the experience and integrity requirements provided for by current regulatory and other provisions;
- a statement submitted by at least five candidates for each list, that the independence requirements dictated by current regulatory and other provisions and by these Articles of Association, have been met (Clause 20, para. 3).

Any list that fails to meet the above requirements shall be deemed not to have been filed.

Moreover, in compliance with the Corporate Governance Code issued by Borsa Italiana and the Supervisory Provisions issued by the Bank of Italy concerning the organisation and governance of banks, the Board of Directors has defined (i) the requirements that UniCredit directors must satisfy, in addition to those envisaged by prevailing regulatory and legal provisions, to ensure the efficient functioning of the Board of Directors and (ii) the number of administrative, management and control positions that may be held by UniCredit directors in companies outside the Group. Shareholders who intend to submit lists are invited to view the aforesaid requirements laid down in the Regulations of the Board of Directors published in the Governance section of the company's website at www.unicreditgroup.eu.

Pursuant to the Articles of Association, the Board of Directors of UniCredit may be composed of between nine and twenty-four members; on this regard based on the recommendations of the majority of the principal shareholders, the Board of Directors stated that it favours maintaining the current number of 23 directors.

The lists of candidates to the position of director will be published by 17 April 2009 at the registered offices and head office of the company, as well as at Borsa Italiana S.p.A., the company managing the stock market, and will also be available on the company's website at www.unicreditgroup.eu..

Lastly, shareholders intending to submit lists are invited to read the recommendations formulated by Consob in its communications nr. DEM/9017893 of 26.2.2009 regarding relationships of affiliation between lists, pursuant to section 147-ter, para. 3 of the Consolidated Finance Law and section 144-quinquies of the Issuer Regulations.

Pursuant to Clause 12 of the Company's Articles of Association and Clause 3 of its Shareholder Meeting Regulations, meetings may be attended by the holders of ordinary shares who display a copy of the notification that Monte Titoli (the Centralised Administration Services) participants issued to the Company and which, in compliance with applicable law, are obliged to make available to them. It should be noted that, in accordance with article 12 of the company's Articles of Association, the company must receive the notification sent by the Monte Titoli participant at least two working days prior to the date set for any of the calls of the Meeting.

Dieter RAMPL

(CHAIRMAN OF THE BOARD OF DIRECTORS)

Shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
Shareholders wishing not to attend personally can be represented by a proxy (more than one proxy for the same shareholder is not permitted). As provided for by article 13 of the company's Articles of Association, "except where otherwise governed by current laws on proxy voting, shareholders with the right to attend shareholders' meetings may be represented by third parties (whether shareholders or not), pursuant to section 2372 of the Italian Civil Code".

(*) *Convenience translation: the present translation is provided for information purposes only.*